[redacted]

SECURITIES
Wa

08025086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 38647 [redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2007 (MM/DD/YY) AND ENDING 02/29/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
APR 29 2008
Washington, DC
111

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. CENTRAL AVE, SUITE 200
(No. and Street)

PHOENIX (City) ARIZONA (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL R. MELBY 602-252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

3002 N. CENTRAL AVE.
SUITE 500 (Address) PHOENIX (City) ARIZONA (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL R. MELBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUE FINANCIAL GROUP, INC., as of FEBRUARY 29, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Raye G Rose
Expires September 02, 2008

Signature

President & CEO
Title

Raye G. Rose
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUE FINANCIAL GROUP, INC.
Phoenix, Arizona

STATEMENT OF FINANCIAL CONDITION
February 29, 2008

CONFIDENTIAL

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUE Financial Group, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUE Financial Group, Inc. as of February 29, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CUE Financial Group, Inc. as of February 29, 2008, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
April 21, 2008

CUE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
February 29, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	925,327
Available-for-sale securities		74,391
Commissions receivable		191,352
Accounts receivable		415
Prepaid expenses		46,541
Total current assets		1,238,026
PROPERTY AND EQUIPMENT		
Furniture and equipment		352,423
Leasehold improvements		138,072
Total, at cost		490,495
Less accumulated depreciation and amortization		(431,725)
Total property and equipment		58,770
OTHER ASSETS		
Intangible assets, less accumulated amortization of $87,500		187,500
Investment in partnership		25,000
Deferred tax asset		17,455
Deposits		11,000
Total other assets		240,955
TOTAL ASSETS	$	1,537,751

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 24,047
Commissions payable	417,485
Accrued expenses	164,497
Income taxes payable	6,389
Current maturities of note payable	10,277
Total current liabilities	622,695
LONG-TERM LIABILITIES	
Deferred rent benefit	69,295
Note payable, less current maturities	14,694
Total long-term liabilities	83,989
Total liabilities	706,684
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1,000,000 shares authorized, 100,000 shares issued, 95,750 shares outstanding	322,753
Additional paid-in capital	50,778
Preferred stock, $1 par value; 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	633,245
Accumulated other comprehensive income	3
	1,016,779
Treasury stock, 4,250 shares, at cost	(185,712)
Total stockholders' equity	831,067
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,537,751

The accompanying notes are an integral part of the financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CUE Financial Group, Inc. (CUE or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). CUE provides brokerage services for annuities, mutual funds, and publicly traded securities to its customers. CUE is also engaged in the business of selling insurance policies of every nature and kind, together with related products. The Company is licensed to do business in 46 states. For transactions involving publicly traded securities, CUE functions as the introducing broker and communicates trade orders for its customers through a correspondent broker. A significant portion of CUE's revenue is derived from commissions on sales of securities and other financial products. For the year ended February 29, 2008, commissions on mutual funds accounted for 57%, stocks and bonds 5%, variable annuities 24%, fee income 9%, and other products was 5% of commission revenue.

CUE operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all customers on a fully disclosed basis with the fund companies or a clearing broker-dealer, and promptly transmit all customer funds and securities to the fund companies or a clearing broker-dealer. The fund companies and clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by fund companies or a clearing broker-dealer. In addition and per regulation, the Company is required to maintain its own books and records.

Use of Estimates in Preparation of the Financial Statement

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

The Company, in the normal course of business, maintains funds on deposit in various demand and investment accounts in excess of the insured deposit limits.

Investment Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each statement of financial condition date.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities (Continued)

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income. Interest on securities classified as held-to-maturity is included in interest income. There were no investments classified as held-to-maturity at February 29, 2008.

Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of five years and seven years are used for computing depreciation for furniture and equipment. Leasehold improvements are amortized over the applicable lease term, which approximates their useful lives.

Intangible Assets

The intangible asset for the trade name is initially recorded at cost. The intangible asset for the book of business, (including remaining assets, customer lists and client servicing rights) purchased by the Company from a retired sales representative is initially recorded at cost. Amortization is computed using the straight-line method over fifteen years.

Investment in Partnership

The investment in partnership is carried at cost.

Revenue Recognition

Commission income from publicly traded securities transactions is recorded on the trade date at which time the related commission receivable is recorded.

Advertising

The Company expenses advertising costs as incurred.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, measured by enacted tax rates for years in which taxes are expected to be paid or recovered. Deferred taxes are provided for temporary differences between financial and tax accounting, principally for differences in the book and tax basis of property and equipment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management does not believe that there were any long-lived asset impairments for the year ended February 29, 2008.

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, which provides guidance for using fair value to measure assets and liabilities, including a fair value hierarchy that prioritizes the information used to develop fair value assumptions. It also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its financial position or results of operations.

NOTE 2 – INVESTMENT SECURITIES AND INVESTMENT INCOME

The following is a summary of available-for-sale securities:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Stock certificates	$ 19,537	$ 4,353	$ (1,502)	$ 22,388
Mutual funds	54,851	-	(2,848)	52,003
Totals	$ 74,388	$ 4,353	$ (4,350)	$ 74,391

NOTE 2 – INVESTMENT SECURITIES AND INVESTMENT INCOME (CONTINUED)

Stock certificates include shares in a commercial bank and NASDAQ.

Gross unrealized losses and fair values by length of time that investment securities have been in a continuous unrealized loss position at February 29, 2008, are as follows:

		Continuous Unrealized Losses Existing for:		
	Fair Value	Less than 12 Months	Greater than 12 Months	Total Unrealized Losses
Stock certificates	$ 9,935	(1,502)	-	(1,502)
Mutual funds	52,003	(2,848)	-	(2,848)
Totals	$ 61,938	$ (4,350)	$ -	$ (4,350)

Management evaluates for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issues, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company has the ability to hold the securities for a long period of time sufficient for recovery as experienced in the past years. Management concludes that there is no permanent or other-than-temporary impairment to all investment securities.

Interest income is summarized as follows:

Cash and cash equivalents	$ 18,321
Available-for-sale securities	4,563
Total interest income	$ 22,884

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various brokers. Management believes that all commissions receivable at February 29, 2008, are collectible, and therefore has not established an allowance for doubtful accounts.

NOTE 4 – INCOME TAXES

A summary of the changes in the deferred tax asset during the year ended February 29, 2008, follows:

Beginning deferred tax asset		$ 22,720
Deferred tax provision:		
Federal	3,929	
State	1,336	
		(5,265)
Ending deferred tax asset		$ 17,455

The deferred tax asset is related to temporary differences arising from the Company's depreciation and amortization of property and equipment.

NOTE 5 – NOTE PAYABLE

Note payable consists of the following:

Vehicle note payable, requiring monthly installments of $958, including interest at 6.0% per year, with final payment due in June 2010. The vehicle is pledged as collateral.	$ 24,971
Less current maturities	(10,277)
Long-term maturities of note payable	$ 14,694

Future maturities of the note payable are as follows:

2009	$ 10,277
2010	10,911
2011	3,783
Total note payable	$ 24,971

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule of limitations on withdrawal of equity capital also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At February 29, 2008, the Company had net capital of $473,640 (as computed under Rule 15c3-1), which was $373,640 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.49 to 1 for the year ended February 29, 2008.

NOTE 7 – LEASE COMMITMENTS

In 2007, CUE extended the term of the noncancelable operating lease for its main office location. In lieu of a tenant improvement allowance, CUE elected to receive a discount of $86,022 towards the first six monthly payments under the new lease agreement. The lease expires on July 31, 2010 and does not contain an additional renewal option. The discount is being deferred over the term of the lease and the remaining deferred rent benefit was $69,295 as of February 29, 2008.

CUE is also obligated under four noncancelable operating leases for two automobiles and certain office equipment with monthly lease payments, expiring in 2011.

Future minimum payments under the noncancelable operating leases are as follows:

2009	$ 380,354
2010	381,750
2011	158,922
Total	$ 921,026

Rent expense was $250,780 for the year ended February 29, 2008.

NOTE 8 – LEGAL CONTINGENCIES

The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the Company's financial condition.

NOTE 9 – EMPLOYEE BENEFIT PLAN

Employees may participate in a 401(k) savings plan, whereby they may elect to defer a percentage of their salaries upon meeting age and length of service requirements. The plan also allows discretionary employer contributions. Total pension expense under this plan was $146,550 for the year ended February 29, 2008.

END